File Room

Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009
(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
CassidyLaw@aol.com

Practice Limited to
Federal Securities
Law Matters

June 29, 2007



RECD S.E.C.
JUN 29 2007
1086

HAND DELIVERED
John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: Robert James & Associates Offering Statement on Form 1-A, Amendment #5
File No. 24-10142
Date of Comment Letter: March 26, 2007

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 5 to the Offering Circular on Form 1-A of Robert James & Associates, and three of which, with exhibits, are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment, marked to show changes, to Blaise Rhodes of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated March 26, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

Item 4

1. The Company intends to sell the securities in those states which allow the sale without registration of securities qualified pursuant to Regulation A. Rules of the various states differ regarding the sale of the securities offered under Regulation A. The Company does not currently know in which states the securities will be sold. Before any offer or sale in

any state, the Company intends to determine that sales of securities qualified pursuant to Regulation A are permitted. The Company has already determined that offers and sales of securities qualified pursuant to Regulation A may be made without registration in California and Texas and in New York by registration of the issuer.

The Company notes that it has reviewed some of the offering circulars that have been filed with the Commission under Regulation A. Some of these offering circulars state that they intend to rely on state exemptions from registration for sale within those states.

A. A. Sommer, Jr. comments in his *Securities Law Techniques* (Vol. 1, section 3.03[1][d]):

> "One possible structure for the offering is the use of state non-public offering exemptions from registration in connection with a federal Regulation A exemption. . . . Such a combination may require modification of some aspect of the proposed offering, such as the elimination of all forms of advertising or public announcements, and a limitation on the number of offerees and purchasers in a particular state. However, the combination of the state non-public offering exemption and Regulation A may provide the issuer with a vehicle that best suits its needs."

2.   The referenced disclosure has been added and appears in Item 4 of Part I.

The Issuer believes that perhaps the Staff misinterpreted the Issuer's earlier mention of the possibility of referrals. The Company does not intend to seek, request, ask or imply that any agent should refer any person to Mr. Tonachio, the sole seller of the securities of this offering. However, Mr. Tonachio regularly has individual conversations with the Company's contracted agents regarding the insurance products or other matters and during the course of any such conversation it is possible that an agent may suggest to Mr. Tonachio that he may want to speak to a certain other individual regarding the offering. Mr. Tonachio may take the information regarding such contact or not. The agent making such comment would have no further involvement with any future contact that Mr. Tonachio may make.

Cover Page

3.   The disclosure has been amended and appears on the cover.

Summary Information

4.   The disclosure has been amended and such disclosure has been added as best as can be estimated by the Company and appears beginning on page 2.

5.   The Company does not believe the two referenced statements to be inconsistent. An active agent is one who attends a workshop, sells a product, or contacts the Company in some manner; an inactive agent is one who notifies the Company that he is not longer continuing in the business. Those that are not currently active or assertively inactive are simply currently non-participating; the Company considers them dormant. However, at any time they could become active. On the other hand, an inactive agent would most likely not be able

to restart activity so quickly as usually their license has expired or have moved to a state in which no longer qualified or no longer work (either retired or dead). The business section has been amended to clarify this difference and such changes.

6. The disclosure has been amended and appears on page 2.

Risk Factors

7. The risk factor and other disclosure regarding the lock-up agreement discloses that Mr. Tonachio, as the controlling director and shareholder of the Company, has no intention of amending the lock-up agreement which agreement locks up the sale of his shares for 24 months from close of the offering. This Company believes that this disclosure is accurate. The present disclosure makes a potential investor in the offering well aware of the risks involved and the control held by Mr. Tonachio. To state uncategorically that Mr. Tonachio would never petition the Company to amend the lock up agreement precludes the occurrence of future events over which Mr. Tonachio has no control, such as an offer to buy the Company which would benefit all shareholders but would be prohibited because Mr. Tonachio's shares could not be sold. Mr. Tonachio has no intention of amending the lock-up agreement; however, the disclosure has been rewritten to emphasize that Mr. Tonachio does have the control to amend the lock -up agreement.

8. The Company has added a detailed use of proceeds. The risk factor which discussed the discretionary use of proceeds by management has been removed since in light of Instruction 6 to Item 5 of Model B and the expanded use of proceeds disclosure, it is no longer accurate disclosure.

9. The requested disclosure has been added and appears on page 4.

10. The requested disclosure has been added and appears on page 7.

Use of Proceeds

11. The requested disclosure has been corrected and appears on page 13.

12. The disclosure has been added and appears on page 13.

13. A detailed use of proceeds has been added and appears on page 13.

14. The requested disclosure has been amended and appears on page 13.

15. A detailed use of proceeds has been added and appears on page 13.

Description of the Business

16. The noted disclosure stating that the Company received both its commissions and that of the insurance agent and then distributed the latter to the agent is in error. The Company

does not act as intermediary and commissions are paid to the insurance agent directly from the contracted insurance company. The disclosure has been corrected and appears on page 17.

17.   The requested disclosure has been added and appears on pages 18.

18.   The requested disclosure has been added and appears on pages 18.

19.   The disclosure has been rewritten to describe the "contractual" relationship with the insurance agent. As set forth in the disclosure, the Company does not have an independent contract with the insurance agent but is noted as the facilitator or provider of the insurance company contract to the insurance agent and is thereby the wholesaler for that agent for that insurance company.

20.   The noted language has been removed.

21.   The noted language has been removed.

22.   The disclosure has been added and appears on pages 6 and 19.

23.   Disclosure has been added and appears on page 19.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

24.   Disclosure as requested has been added and appears beginning on page 26.

25.   The noted language has been removed.

26.   The disclosure has been updated and appears beginning on page 26.

27.   The disclosure has been revised to discuss the bonus program offered through Legacy Marketing Group. The Company has not grossed sufficient enough proceeds to earn any such bonus and such program is not actually that applicable to a company the size of the Company. Reference to the bonus program has been removed from the MD&A section of the offering, as it is not part of the operations or revenues of the Company and not part of its analysis. For informational purposes, the Legacy brochure describing its bonus program has been filed as an exhibit.

28.   The discussion of the "acquisition" of agents was an unfortunate use of terminology. The Company does not make any acquisitions. The Company enters into relationships with insurance agents through its identification on the contracts between the insurance agent and insurance company. The language here is misleading as "acquisition" is used to mean to add another relationship with an insurance agent. The section has been rewritten to eliminate the confusion.

29.   The language has been clarified and the word "investment" replaced with "cost" and appears on page 29.

Remuneration of Directors and Officers

30.   The redemption and conversion values differ to protect the founder's interests in the Company.

Redemption is the right of the issuer to force holders on a certain date to redeem their convertibles for cash with the usual objective to force holders to convert into common stock prior to the redemption deadline. Typically, this is not called unless the conversion price is 15%-25% below the current level of the common.

A redemption cushion is the percentage by which the conversion value of a convertible security exceeds the redemption price. The market value of the common stock provides a redemption cushion over the redemption price. That is the redemption cushion = [(Conversion ratio)(market price of common stock) - redemption price] / redemption price].

The issuer has a redemption cushion, if the value to the shareholders of converting their preferred shares exceeds the value of an Issuer redemption of those preferred shares. In this way the issuer can influence, (some articles use the word "force") the holders of the preferred stock to exchange their preferred shares for common shares. In the case of the Company, the redemption cushion is negative meaning that it would be better for the holder of the shares (i.e. Mr. Tonachio) to accept a redemption rather than effecting a conversion. The result thereby is that the Company has little incentive to redeem the preferred shares. In this way, even if the founder finds himself a minority shareholder of the Company at some point in the future, he will have at least protected his interests regarding his right to retain the preferred shares or convert it to common stock.

Any reference to a hostile buyout has been removed except in the general discussion of the preferred stock under the Securities Being Offered Section.

The par value of Preferred Stock is $ 0.0001 per share. The $100 valuation is related to the accounting value of what was exchanged for the preferred stock. Please refer to the Notes to the Financial Statements, Note A, Owner's and Stockholder's Equity, Preferred Stock. This states that the preferred shares were exchanged for a 5-year non-competition employment contract, which has no financial statement value pursuant to SFAS 141.

The issuer is not aware of a requirement for redemption, conversion, and par values to all be the same amount. The Company believes that redemption and conversion values are business decisions. The par, redemption, and conversion values of the preferred stock are disclosed in both the offering statement and the financial statements. Any prospective buyers of the stock offered herein have adequate opportunity to become aware of the valuations.

31.   The disclosure has been added and appears on page 33 of the offering circular.

32.   The disclosure has been added and appears on pages 33 of the offering circular.

Financial Statements
Statement of Operations

33.   The calculations have been changed and the disclosure made.

Statement of Stockholder's Equity

34.   The requested revisions have been made.

Notes to Financial Statements
Note A - Incorporation

35.   "[T]o the extent possible" refers that some items present in a proprietorship do not
       translate into a corporation. Guidance for SFAS 141 focuses on one entity type purchasing
       or taking over a similar entity type. While it mentions conversion of a proprietorship to
       a corporation, it provides few examples as to presentation of this occurrence and the items
       which do not translate from one type of entity to another due to the basic differences in the
       types. For example, several of your previous comments focused on "Owner's Draw".
       This concept does not apply to corporations. However, "dividends" such as owners of a
       corporation would receive, do not apply to proprietorships. Certain items in a historical
       presentation of the proprietorship could not truly be converted to the methods used by
       corporations, hence the statement "to the extent possible".

Notes C - Federal Income Tax

36.   The requested revisions have been made.

Note F - Restatements
Commissions
37.   The requested revisions have been made.

38.   The requested revisions have been made.

Other Regulatory

39.   The requested revisions have been made.

Exhibit 4.0

40.   The Company does not know now exactly which states in which it will offer the securities.
       Such language, however, is needed to ensure compliance to the requirements in many

states for sales of securities pursuant to an exemption from registration, for instance Delaware and Texas.

The requested disclosure has been added and the amended subscription document has been filed herewith.

<u>Exhibit 5.1</u>

41.   The legality opinion has been filed.

42.   The Company has filed all the agreements, contracts, attachments, appendices, schedules, etc. that it has and upon which it operates. The contract/agreement/schedules for each insurance company was separated by colored sheets with the name of that insurance company typed on it. A copy of the Legacy agreement has been filed with this amendment.

Sincerely,



Lee W. Cassidy



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 26, 2007

Mr. Robert J. Tonachio
President
Robert James & Associates, Inc.
615 River Road
Kingston, TN 3773

> Re: **Robert James & Associates, Inc.**
> **Amendment No. 4 to the Offering Statement on Form 1-A**
> **Amendment filed February 12, 2007**
> **File No. 24-10142**

Dear Mr. Tonachio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4</u>

1. We note your response to comment one from our letter dated December 8, 2006. While the company is primarily responsible for its compliance with state securities laws, we continue to note that an offering pursuant to Regulation A is a public offering and the filing of the Form 1-A itself is considered a general solicitation. In a no-action letter dated March 23, 1984 between John Huber and Michael Bradfield (Bankers Trust letter), the Division took the position that the mere filing of a registration statement was the equivalent to a general solicitation

Mr. Robert Tonachio
Robert James & Associates, Inc.
March 26, 2007
p. 2

and that, as a result, any securities law exemption for a simultaneous private placement was potentially not valid. The same analysis would apply to the filing of the Form 1-A. Therefore, it still remains unclear how an exemption available for a private offering may be used in connection with the public offering on a Form 1-A. Please advise. We may have further comment.

2. Please incorporate the text of your response to comment two from our letter dated December 8, 2006 in your Form 1-A. Discuss in greater detail how you will identify individuals and entities known to your contracted insurance agents. Will you be soliciting the agents for known individuals and entities? Will you be targeting customers of these agents? Clarify the approximate number of insurance agents. Clarify the role the agent will play in contacting these individuals and entities. Lastly, please clarify what regulations, if any, but including state regulations applicable to insurance sales, would govern these referral activities. We may have further comment.

Cover Page

3. Please include a cross reference to your risk factor discussion on your cover page.

Summary Information

4. We reissue comment four from our letter dated December 8, 2006. Please disclose the approximate number of agents that produce insurance sales during an average month and state the approximate number of agents that have produced insurance sales during the past year. This statement should immediately follow the reference to the number of active agents.

5. Please clarify what you mean by references to active agents. For example, you state that you consider "an agent active if the agent attends a workshop or seminar, turns in business, or communicates his activity with the Company in some other fashion." This seems inconsistent with the statement that you do not consider "an insurance agent inactive until an agent specifically notifies the Company that he is no longer continuing in the insurance business, his license is cancelled, or he dies." Please reconcile the disclosure throughout the offering circular, in particular in the business section.

6. Please revise to disclose your results of operations for the interim period for 2006. Currently you refer to your 2005 net income on page 2.

Mr. Robert Tonachio
Robert James & Associates, Inc.
March 26, 2007
p. 3

<u>Risk Factors, page 3</u>

7. Clarify in risk factor two whether Mr. Tonachio has affirmatively agreed not to amend or waive this agreement. Provide clear disclosure. Currently you only state that "Mr. Tonachio has no intention of amending the lock-up agreement." This would not appear to preclude him from taking such action.

8. We reissue comment eight from our letter dated December 8, 2006. We continue to note the disclosure in risk factor ten regarding management's broad discretion on the use of proceeds from this offering. We again refer you to Instruction 6 to Item 5 of Model B. You must clearly indicate those contingencies that would result in a change in the use of proceeds and must clearly indicate how the proceeds would change. You should also clearly state that the use of proceeds will not deviate from these contingencies. Revise the offering circular accordingly.

9. Update the amount of cash on hand as of the most recent practicable date.

10. Please revise your risk factor "After the completion of the offering ..." to improve its clarity and readability.

<u>Use of Proceeds</u>

11. We note that the redemption of Mr. Tonachio's preferred shares may be redeemed 24 months after the close of this offering. Clarify whether this time period may be amended or waived. In addition, we currently note that the disclosure indicates that you do not expect any proceeds from this offering would be used to redeem these shares. Please provide clear disclosure, if true, that the proceeds from this offering <u>will not</u> be used to pay <u>any</u> of the redemption of the preferred shares.

12. We note your response to comment 14 of our letter dated December 8, 2006 that you have no present intention of using the proceeds to acquire other businesses; however, you do not rule out the possibility. Provide clear disclosure regarding this potential deviation from the use of proceeds and provide clear disclosure as to how the proceeds would deviate. Also, clarify, if true, that such acquisition would only be one in the same business as the company or explain. In addition, please clarify whether the company may engage in any transaction to sell its assets to Mr. Tonachio or one of his affiliates. We may have further comment.

Mr. Robert Tonachio
Robert James & Associates, Inc.
March 26, 2007
p. 4

13. We note the company's response to comment 15 of our letter dated December 8, 2006 and we reissue the comment. However, we believe that further disclosure on this point is warranted. Please describe in more detail the principal purposes for which the net proceeds to the company are intended to be used. See Item 5 of Model B. In particular we are looking for a detailed discussion of the expenditures the company will make to expand its marketing force, the American Annuity Academy and administrative expenses.

14. We reissue comment 16 of our letter dated December 8, 2006. Add a separate line item or a footnote to the table to state the amount allocated to Messrs. Tonachio Sr. and Jr. individually as salaries. If there are to be any additional payments from the proceeds, direct or indirect, provider clear disclosure or clearly state that there will be no additional payments, direct or indirect.

15. We reissue comment 17 of our letter dated December 8, 2006. We continue to note the reference to management's discretion to alter the use of proceeds. We refer you to Instruction 6 to Item 5 of Model B, which provides that you "may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are clearly disclosed." Please revise the disclosure to specifically indicate those contingencies and clearly state how the use of proceeds would be different. Also, remove the reference to the company "projects the following use of proceeds" and to "management's best assumptions." Also, make it clear that management may only alter the use of proceeds as specifically set forth in this section.

Description of the Business

16. The statement on page 16 that "the Company receives the scheduled commission payment from the insurance company and then pays to its contracted insurance agent the contract commission amount" appears to contradict the statement on page 15 that "the Company does not act as an intermediary in regard to the payment of commissions and commissions are paid directly by the contracted insurance companies to the Company and to the insurance agent."

17. We do not understand the company's response to comment 24 of our letter dated December 8, 2006. Accordingly, we reissue the comment. We believe that the company ought to specifically state the gross sales volume and percentages associated with AmerUS Life Insurance as opposed to the more generic "over $30,000,000" and "over 50%" currently used. In addition, please clarify the amount of commissions the company actually receives from these sales. Lastly, include additional information relating to the interim financial period.

Mr. Robert Tonachio
Robert James & Associates, Inc.
March 26, 2007
p. 5

18.   It does not appear that the company has responded entirely to comment 24 of our letter dated December 8, 2006. Please revise to indicate the actual amount of · commissions received from these companies as a result of your "gross sales". In addition, please revise your reference to "gross sales" to include a more appropriate, and defined, term.

19.   We do not believe that the company has responded appropriately to comment 27 of our letter dated December 8, 2006. Accordingly, we reissue it. Disclose the typical terms of the contracts with agents. If you do not have contracts with the independent agents, explain the structuring of the rights and responsibilities of the parties and how the terms of the relationship between the company and the independent agents are established.

20.   Please substantiate your belief that you are "one of the top national producers for AmerUS" as disclosed on page 17.

21.   Please explain the reference to company commissions of $15,525,688 as of September 30, 2006 from AmerUs Life Insurance Company. This amount is inconsistent with the financial statement information.

22.   It appears that the four companies that account for approximately 98% of your revenues are material customers. Add disclosure discussing your dependence on these material customers and add a risk factor.

23.   Disclose the terms of the agreement with Legacy Marketing Group and state the percent of revenues attributable to this group.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

24.   Please revise the executive overview section to discuss the trends, events, risks and uncertainties faced by your company.

25.   Please substantiate your statement that you are "a leading independent wholesale distributor" as disclosed on page 24.

26.   Please update your Management's Discussion and Analysis section to include the interim financial period 2006 as compared to 2005.

27.   We note the disclosure in this section about earning zero percent of total gross premiums and that with large agencies the company may not earn a percentage directly but look to a bonus at the end of the year. Please revise the business section to discuss in greater detail these types of arrangements. We may have further comment.

Mr. Robert Tonachio
Robert James & Associates, Inc.
March 26, 2007
p. 6

28.   We note the disclosure regarding acquisitions of agents and agencies. Please provide clear disclosure in the business section of recent acquisitions of agents and agencies. We may have further comment.

29.   Please explain your reference to "total investment" in your tabular presentation on page 26. In addition, given our past comments regarding your ability to capitalize these costs, please explain why you believe it is appropriate to refer to these expenditures as an "investment" as opposed to an expense.

Remuneration of Directors and Officers, page 29

30.   We do not understand your disclosure responsive to comment 36 of our letter dated December 8, 2006. Firstly, please clarify exactly why your redemption and conversion values differ. In this regard we do not understand you reference to a "hostile buyout" given that Mr. Tonachio controls substantially all of your stock. In addition, we reissue our prior comment. Previously in footnote 3 on page 28 you disclose that you valued Mr. Tonachio's non-voting preferred shares at $100 per share. Please explain how the company determined this valuation in light of the: (1) the redemption value of the shares and (2) the conversion value of the shares based on your offering price.

31.   The company has not fully responded to comment 38 of our letter dated December 8, 2006. Accordingly, we partially reissue it. Please disclose the nature of the extraordinary items included as part of the bonus calculation. Please state, if true, that Mr. Tonachio will be responsible for providing the financial figures used to determine him own bonus as well as selecting, as applicable, the accountant who will prepare your financial statements.

32.   We note your response to comment 39 of our letter dated December 8, 2006 and believe that further disclosure is warranted. As an initial matter, please disclose whether the company currently has the financial resources to pay Mr. Tonachio's salary at the contemplated levels. Please clarify whether Mr. Tonachio has been paid for any of his services in the past – and if not, address any financial obligation that the company may have to do so.

Financial Statements

Statement of Operations (unaudited) December 31, 2005 and September 30, 2006

33.   Please retroactively adjust your basic and diluted EPS computations for all periods presented to reflect the change in capital structure. In addition, clarify in your notes to the financial statements that per-share computations reflect such changes.

Mr. Robert Tonachio
Robert James & Associates, Inc.
March 26, 2007
p. 7

Statement of Stockholder's Equity (unaudited, restated) December 31, 2005 and September 30, 2006

34. We note your capital net worth account includes owners' draws of ($174,650). Please tell us why owner's draws would not more appropriately be classified as an adjustment to retained earnings (similar to that of a dividend). Please advise or revise as necessary.

Notes to Financial Statements

Note A – Incorporation

35. We noted your disclosure in the first paragraph that the financial statements present historical information for the company pursuant to SFAS 141 and "to the extent possible..." Please explain what you mean by "to the extent possible".

Note C – Federal Income Tax

36. Please ensure to provide the minimum required disclosures of SFAS 109.

Note F – Restatements

Commissions

37. We note your statement that "to reduce the accounting burden and expedite SEC perusal..." as the reason for your accounting change. We do not see how this disclosure is appropriate. The change appears to be based on the requirements of Generally Accepted Accounting Principles. Please revise your disclosure accordingly.

38. Considering the comment above, the change appears to be the result of a correction of an error rather than a change in accounting principle or policy. Please revise your disclosure to clarify the change as a correction of an error.

Other Regulatory

39. The financial statements should be updated, if necessary, to comply with Form 1-A, part F/S.

Mr. Robert Tonachio
Robert James & Associates, Inc.
March 26, 2007
p. 8

<u>Exhibit 4.0</u>

40. We reissue comment 50 from our letter dated December 8, 2006. Accordingly, we reissue an edited version of that comment:

   a. The representations specified in the subscription agreement requiring subscribers to represent that

   - I have such knowledge and experience in financial and business matters that I (alone or together with a purchaser representative) am capable of evaluating the merits and risks of this investment;
   - The undersigned further certifies that (i) the undersigned (or the undersigned's professional advisor(s)) has the capacity to protect the undersigned's interests in this investment; (ii) the undersigned is able to bear the economic risks of this investment;

   should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

<u>Exhibit 5.1</u>

41. We note that the company has not yet filed its legality opinion – please do so in the next amendment so that we may examine it.

42. We reissue comment 51 of our letter dated December 8, 2006. Please file the complete agreements, including all attachments, appendices, schedules, exhibits, etc. It appears that you for some agreements you have simply provided the various compensation rate tables. Please file each contract separately, with a separate exhibit number, and include the appendices, attachments, schedules, etc. with the correct agreement. In addition, if there are multiple contracts, provide clear disclosure in the list of exhibits as to each contract. We may have further comment

Mr. Robert Tonachio
Robert James & Associates, Inc.
March 26, 2007
p. 9

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

Pamela Howell

John Reynolds
for Assistant Director

cc: Lee W. Cassidy
Fax: (202) 745-1920

CF1-00090983